UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 5 May 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Incorporated in the Republic of South Africa
Registration number 1950/038232/06
("Harmony" or "Company")

JSE Share code: HAR | NYSE Share code: HMY | ISIN: ZAE 000015228 | Results for the third quarter and nine months ended **31 March 2011**

SHAREHOLDER INFORMATION

Issued ordinary share capital at 31 March 2011 — 429 807 371 shares

Market capitalisation

At 31 March 2011 (ZARm) — 42 676

At 31 March 2011 (US$m) — 6 304

Harmony ordinary share and ADR prices

12 month high (1 April 2010 to 31 March 2011) for ordinary shares — R102.26

12 month low (1 April 2010 to 31 March 2011) for ordinary shares — R68.65

12 month high (1 April 2010 to 31 March 2011) for ADRs — US$15.26

12 month low (1 April 2010 to 31 March 2011) for ADRs — US$9.04

Free float

Ordinary shares — 100%

ADR ratio — 1:1

JSE Limited — HAR

Range for quarter (1 January 2011 to 31 March 2011 – closing prices) — R74.77 – R102.26

Average daily volume of shares for the quarter (1 January 2011 to 31 March 2011) — 1 685 549 shares per day

New York Stock Exchange, Inc. — HMY

Range for quarter (1 January 2011 to 31 March 2011 – closing prices) — US$10.56 – US$15.26

Average daily volume of shares for the quarter (1 January 2011 to 31 March 2011) — 2 720 867 shares per day

Highlights

➡ Cash operating profit of R855 million
- Net profit of R238 million

➡ Slight increase in underground grade to 4.64g/t

➡ Stable cash operating cost
- despite production being 2% down

➡ Headline earnings per share up 32% at 91 SA cents

➡ Excellent drilling results at Wafi-Golpu
- Share price 20% higher quarter-on-quarter

Financial summary for the third quarter and nine months ended 31 March 2011

		Quarter March 2011	Quarter December 2010	Q-on-Q Variance %	9 months March 2011	9 months March 2010	Year-on-year variance %
Gold produced [1]	– kg	9 857	10 055	(2)	30 383	33 649	(10)
	– oz	316 909	323 275	(2)	976 834	1 081 831	(10)
Cash operating costs	– R/kg	217 802	216 595	(1)	221 166	193 274	(14)
	– US$/oz	970	979	1	962	792	(21)
Gold sold	– kg	9 716	10 046	(3)	30 631	33 468	(8)
	– oz	312 378	322 986	(3)	984 811	1 076 012	(8)
Gold price received	– R/kg	312 029	303 354	3	300 386	256 525	17
	– US$/oz	1 389	1 371	1	1 324	1 051	26
Cash operating profit	– R million	855	867	(1)	2 374	1 985	20
	– US$ million	122	126	(3)	336	261	29
Basic earnings/(loss) per share*	– SAc/s	55	69	(20)	149	(45)	>100
	– USc/s	8	10	(20)	21	(6)	>100
Headline profit/(loss)*	– Rm	390	294	33	826	54	>100
	– US$m	56	43	30	117	7	>100
Headline earnings/(loss) per share*	– SAc/s	91	69	32	192	13	>100
	– USc/s	13	10	30	27	2	>100
Exchange rate	– R/US$	6.99	6.88	2	7.06	7.59	(7)

* Reported amounts include continuing operations only.

(1) Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised. Revenue capitalised includes: Quarter ending Mar 2011 Steyn 2, 14 kg (Dec 2010 – 18 kg) and Target 3, 250 kg (Dec 2010 – 170 kg), 9 months ending Mar 2011 Steyn 2 , 63 kg (Mar 2010 – Nil) and Target 3, 531 kg (Mar 2010 – Nil).

Harmony's Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2010 are available on our website (www.harmony.co.za).

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in the countries in which we operate;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- increases or decreases in the market price of gold;
- the occurrence of hazards associated with underground and surface gold mining;
- the occurrence of labour disruptions
- availability, terms and deployment of capital;
- changes in government regulation, particularly mining rights and environmental regulations;
- fluctuations in exchange rates;
- currency devaluations and other macro-economic monetary policies; and
- socio-economic instability in the countries in which we operate.

Contents

	Page
Chief Executive's Review	3
Safety and health	5
Financial overview	6
Operational overview	6
– Group operational results	6
– Build-up and steady operations	6
– Doornkop	6
– Kusasalethu	7
– Phakisa	7
– Masimong	7
– Target 1	7
– Target 3	7
– Tshepong	7
– Hidden Valley	8
– Other South African operations	8
– Bambanani	8
– Steyn 2	8
– Evander	8
– Joel	8
– Unisel	8
– Total South African surface operations	9
– Kalgold	9
– Phoenix	9
– Surface dumps	9
Development	10
Exploration	11
Operating results (Rand/Metric) (US$/Imperial)	16
Condensed consolidated income statement (Rand)	18
Condensed consolidated statement of other comprehensive income (Rand)	19
Condensed consolidated balance sheet (Rand)	20
Condensed consolidated statement of changes in equity (Rand)	21
Condensed consolidated cash flow statement (Rand)	22
Notes to the condensed consolidated financial statements	23
Segment report (Rand/Metric)	28
Operating results (US$/Imperial)	30
Condensed consolidated income statement (US$)	32
Condensed consolidated statement of other comprehensive income (US$)	33
Condensed consolidated balance sheet (US$)	34
Condensed consolidated statement of changes in equity (US$)	35
Condensed consolidated cash flow statement (US$)	36
Segment report (US$/Imperial)	37
Development results – metric and imperial	39
Contact details	40

Chief Executive's Review

Introduction

The past quarter has been an exciting one with our share price reaching record highs for FY11 primarily on the back of more exploration successes on the Golpu deposit and an analyst visit to our Papua New Guinea (PNG) operations.

We remain committed to our long term strategy of generating earnings to fund growth. We have invested significant capital to build and commission some of the best South African gold mining assets and the results of these efforts will be fully realised in the future.

Our transformational efforts and strategic initiatives undertaken over the last few years are all aimed at achieving robust and sustainable financial results, with better cash costs and improved grade.

Our strategy also includes a focus on both regional and asset diversification. In PNG, we have built a mine producing both gold and silver and are currently busy with further exploration in the area which includes 8 000km^2 of exploration tenements outside of the joint venture. The early findings from Wafi/Golpu has justified management's long held belief that this is a world-class asset and will be a mine.

Taking a holistic view, Harmony has several world-class mines in South Africa which are currently in the build-up phase and these, together with Hidden Valley, will be significant contributors to Harmony's set production targets.

Safety

It is with deep regret that I report that two of our colleagues died in work-related incidents during the quarter. Those who died were: *Tello Motloung*, a scraper winch operator at Bambanani and *Tjakama Ntsohi*, a winch operator at Unisel. I would like to extend my deepest condolences to their families, friends and colleagues.

Fall of ground is still the major contributor to fatalities in the Company and a high level task team has been established to formulate and implement a comprehensive fall of ground strategy.

Overall, improved discipline and management of seismicity and falls of ground, value based safety behaviour and visible leadership from the operational management resulted in improved safety at most of our operations. See more on safety on page 5.

Gold market

We do not hedge gold and our shareholders have complete exposure to spot gold prices and current exchange rates. We maintain our bullish stance on the gold price and believe it will increase further, especially in light of the weaker dollar and global economic uncertainty. Gold has proven itself to be a currency and a store of wealth in times of uncertainty. Although we have seen record high gold prices in the past quarter in dollar terms, the stronger Rand resulted in the R/kg gold price increasing by only 3% from R303 354/kg in the previous quarter to R312 029/kg in the current quarter.

Operational results for quarter 3 of FY11

Gold production decreased by 2% quarter on quarter, from 10 055kg to 9 857kg. Underground production was only 1% lower at 8 164kg, despite volumes decreasing by 3% mainly as a result of the December break. However, tonnage was made up with surface tonnes being 2% higher quarter on quarter.

Underground operations

Tonnes milled for the quarter decreased by 3% or 58 000 tonnes when compared to the December 2010 quarter. Recovered grade increased from 4.60g/t to 4.64g/t quarter on quarter. Gold production achieved in the March 2011 quarter was 8 164 kilograms, compared to 8 273 kilograms produced in the December 2010 quarter.

A 3% decrease in cash operating cost in Rand terms negated the decrease in gold produced and resulted in a 1% decrease in unit cost achieved for the March 2011 quarter at R216 799/kg compared to R218 881/kg in the previous quarter. Capital expenditure for the March 2011 quarter decreased by 18% (R124 million) to R572 million, compared to R696 million in the December 2010 quarter.

Surface operations

Tonnes milled increased by 2%, mainly due to a 111 000 tonnes (14%) increase in material from the dumps. This was due to the plants continuing to mill waste over the December break. The recovered grade decreased by 8% from 0.38g/t to 0.35g/t in the quarter under review, mainly attributed to a 9% decrease at Kalgold. Gold produced decreased by 56kg from 955kg in the December 2010 quarter to 899kg in the March 2011 quarter, a 6% decrease. Cash operating unit cost increased by 6% from R215 422/kg to R227 335/kg in the quarter under review.

Operating profit decreased by 11% to R69 million in the March 2011 quarter compared to R78 million in the previous quarter.

Hidden Valley

Gold and silver production decreased by 4% and 21%, respectively, compared to the previous quarter with 794kg (25 528oz) gold and 4 704kg (151 249oz) silver produced. Plant throughput was 4% lower at 815 000 (850 000 in the previous quarter) tonnes, which is primarily attributable to the belt breakage of the Hidden Valley conveying circuit. This is expected to negatively impact quarter four as well. See page 8 for more on the Hidden Valley mine.

Financial overview

Quarter on quarter the Rand per kilogram unit cost were kept at bay with a mere increase of 1% to R217 802/kg, in comparison to R216 595/kg in the previous quarter. This was mainly as a result of the 2% decrease in gold production as cash operating cost in Rand terms decreased by 2% (R48 million).

In R/kg terms the gold price received increased by 3% from R303 354/kg in the December 2010 quarter to R312 029/kg in the current quarter. Revenue for the March 2011 quarter decreased by 1% as a result of a 330kg (3%) decrease in the gold sold.

Quarter on quarter the capital expenditure decreased by R168 million (20%).

Cash operating cost for the March 2011 quarter decreased by R48 million or 2% when compared to the previous quarter due to cost savings, decreased electricity and labour costs.

Operating profit decreased by 1% to R855 million when compared to the R868 million recorded in the December 2010 quarter.

Wafi/Golpu

Drilling at the Wafi-Golpu project continues to be successful. The latest results confirm our previously held belief that this deposit is truly a world-class discovery and the pre-feasibility study will be completed towards the end of December 2011. The latest drill hole results at our Wafi-Golpu JV project (50% held by Harmony) have provided the highest mineralisation values to date.

In October 2010, Harmony reported on drilling of the Wafi-Golpu deposit, which extended the mineralisation beyond the porphyry copper-gold resource of 16Moz of gold and 4.8Mt of copper.

On 3 March 2011 we released the following drilling results:

- WR377: 883m @ 2.15% Cu and 2.23g/t Au (5.33g/t Au equivalents*) from 913m including 628m @ 2.82% Cu and 3.06g/t Au (7.13g/t Au equivalents*) from 1 043m.

* Gold equivalents calculated using a gold price of US$950/oz and copper price of US$2.00/lb and assuming 100% recovery for all metals.

The intercept correlates with a zone of chalcopyrite and bornite mineralisation in the porphyry and surrounding metasediment. This hole extends the known porphyry mineralisation significantly outside the current resource shell. Mineralisation is open at depth and to the north of this intercept. This intersection continues to support our Exploration Target of 30 million ounces of gold and 8 million tonnes of copper.

This project is growing with each new drill hole result and we are confident that this will be a mine.

Conclusion

The Company is showing significant progress both in the growth of its resources as well as its diversity. The key short-term objective for us is the build up of our production and to get there, the main focus is on getting the assets, in which we have invested considerable amounts of cash over the last few years, into full production.

Harmony is a company which has dramatically improved the quality of its ounces, which will continue to do so with better cash costs and free cash flow in the future.

Graham Briggs
Chief Executive Officer

Safety and health

Safety

Safety remains Harmony's number one priority. We dedicate our time and resources to ensure that safety-related events are avoided and we continue to proactively identify potential hazards.

Tragically, two fatalities occurred at the South African operations during the March 2011 quarter. Fall of ground incidents remain the biggest challenge. Harmony has implemented a formal Ground Control Strategy, the main objective of which is to formalise and consolidate all efforts focused on the prevention of fall of ground incidents and accidents and to promote an even safer and stable underground environment.

The strategy is divided into two main components, being ground behaviour and ground control, where ground behaviour deals with the strategic aspects of mine design in order to prevent or minimise damage to rock surrounding mining excavations. Knowledge of the mining environment and ground stability together with an understanding of the in situ and induced stress regimes plays a role in the ideal plan for each condition. Integration of support systems in the overall mine design plus the monitoring of the rock mass response form part of the ground behaviour.

Ground control deals with the operational aspects of the mine with the objective being to protect personnel and equipment from fall of ground incidents. It is the hazard identification and treatment system where support elements, layout standards and procedures are implemented by means of training, supervision and management systems that address all requirements.

Central to this approach are components that deal with behavioural aspects, competency training and development, research and new technologies.

Harmony achieved a single digit figure in respect of its Lost Time Injury Frequency Rate (LTIFR) for the tenth consecutive quarter. The year to date rate improved by 2% when compared to the previous year (from 7.72 to 7.86), but regressed by 26% quarter on quarter (from 6.88 to 8.65).

The Reportable Injury Frequency Rate (RIFR) (per million hours worked) to date rate regressed by 7% when compared to the previous year (from 4.19 to 4.49) and by 13% quarter on quarter (from 4.08 to 4.62).

The Fatal Injury Frequency Rate (FIFR) to date rate improved by 14% when compared to the previous year (from 0.21 to 0.18) and by 50% quarter on quarter (from 0.18 to 0.09).

Safety achievements for the quarter included:

Total Harmony surface and underground operations:	2 000 000 fatality free shifts
South African surface and underground operations:	1 000 000 fatality free shifts
Kusasalethu:	500 000 fatality free shifts
Evander total operations:	500 000 fatality free shifts
Tshepong:	500 000 fatality free shifts
Target 1:	500 000 fatality free shifts

The following operations completed the March 2011 quarter without an injury:

- Target Plant
- Joel Plant
- Harmony 1 Plant
- Free State Commercial Services and Transport
- Randfontein Commercial Services and Transport
- Evander Workshops
- Randfontein Surface Operations
- Kusasalethu Plant

Health

Our pro-active approach to the health and wellness of our employees continues and various programmes and initiatives are supported and sponsored by the company to ensure the wellbeing of our employees. Our objective remains to improve health management programmes and effectively utilise clinical information. This includes the review of policies, procedures and processes, as well as training, on an on-going basis.

See our Sustainable Development Report for more details on our website www.harmony.co.za.

Financial overview

Cash operating profits were stable showing a 1% decrease to R855 million, as the decrease in revenue was largely offset by a decrease in production cost.

Earnings per share

Basic earnings per share decreased from 69 SA cents to 55 SA cents, while headline earnings per share increased from 69 SA cents to 91 SA cents. Headline earnings are higher than basic earnings as the impairment charge on associates is added back.

Revenue

Revenue decreased from R2 990 million to R2 949 million as a result of the lower gold sales volume. The decrease was partially offset by an increase in the Rand gold price received from R303 354/kg to R312 029/kg.

Cost of sales

Cost of sales increased from R2 506 million to R2 623 million in the March 2011 quarter. The amount reported in the December 2010 quarter included an insurance credit of R179 million related to the unwinding of the previous insurance scheme, which was a once-off entry. Production costs and employment and restructuring costs decreased in the March 2011 quarter, resulting in a saving of R57 million.

Impairment of investment in associate

On 28 April 2011, Gold One International (Gold One) and Rand Uranium (Proprietary) Limited (Rand Uranium) announced that the shareholders of Rand Uranium have accepted an offer by Gold One for the shares in Rand Uranium. Harmony holds 40% in Rand Uranium. The investment has been classified as held for sale on the balance sheet and an impairment of R160 million was recognised as the carrying value was in excess of the expected proceeds.

Investment income

Included in the amount for the March 2011 quarter is an amount of R43 million relating to interest and interest refunds from the South African Revenue Service (SARS).

Taxation

The taxation credit of R297 million includes a deferred tax credit of R333 million. SARS previously disallowed Freegold's "post 1973 gold mine" additional capital allowance claim, and also disallowed Freegold's application of mining ringfencing. The disputed matters were set down to be heard in the Income Tax Court of Johannesburg on 14 March 2011, but SARS withdrew the additional capital allowance claim on 10 March 2011, conceding that the Freegold operations are entitled to claim this capital allowance. The inclusion of the capital allowance caused an increase in the deferred tax asset on the balance sheet and the resulting credit in the income statement.

Capital expenditure

Capital expenditure decreased from R835 million in the December 2010 quarter to R667 million for the March 2011 quarter.

Trade and other receivables – current

The balance at March 2011 includes an amount of R409 million owed by SARS for VAT refunds. An amount of R200 million was overdue at 31 March 2011, the majority of which has been refunded subsequent to balance sheet date.

Borrowings

During the March 2011 quarter, R250 million was drawn from the Nedbank facility. The undrawn facility at balance sheet date was R300 million.

Operational overview

Group operational results

Indicator	Units	March 2011	December 2010	% variance
Tonnes	**000**	4 646	4 675	(1)
Grade	**g/t**	2.06	2.11	(2)
Gold produced	**kg**	9 857	10 055	(2)
Gold sold	**kg**	9 716	10 046	(3)
Cash operating costs	**R/kg**	217 802	216 595	(1)
Operating profit	**R'000**	855 078	867 489	(1)

Quarter on quarter Harmony continued to control its cash cost, which resulted in a saving of R48 million. Lower production was due to the Christmas break, under-performance at Bambanani, Masimong, Unisel, Phakisa, a plant breakdown at Doornkop and the belt breakage of the conveying circuit at Hidden Valley.

Build-up and steady operations

SOUTH AFRICA

Doornkop

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	173	171	1
Grade	g/t	3.30	3.76	(12)
Gold produced	kg	571	643	(11)
Cash operating costs	R/kg	229 447	229 894	–
Operating profit	R'000	46 314	44 938	3

Tonnes milled at Doornkop improved slightly by 1% quarter on quarter, with more square metres being broken. The Doornkop plant experienced breakdowns, mainly due to a breakdown on the stream thickener. The plant is currently under "intensive care" to ensure that its efficiency and availability are improved.

The plant breakdown resulted in an 11% decrease in gold production.

Cash operating costs remained stable at R229 447/kg, despite a decrease in production, whilst the operating profit improved by 3% to R46 million.

Kusasalethu

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	297	228	30
Grade	g/t	4.93	4.59	7
Gold produced	kg	1 464	1 046	40
Cash operating costs	R/kg	200 579	274 201	27
Operating profit	R'000	146 982	40 192	>100

Kusasalethu recovered well after the previous quarter's lower performance following the shaft accident, with a 30% increase in tonnes milled quarter on quarter to 297 000 tonnes. The grade increased by 7% to 4.93g/t, as a result of the improved face grade and improved mine call factor.

Cash operating costs decreased by 27% to R200 579/kg, with a substantial increase in operating profit to R147 million.

Phakisa

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	88	107	(18)
Grade	g/t	4.64	4.72	(2)
Gold produced	kg	408	505	(19)
Cash operating costs	R/kg	286 765	221 491	(30)
Operating profit	R'000	9 674	43 769	(78)

Phakisa had a challenging quarter with volumes down by 18% quarter on quarter at 88 000 tonnes milled, resulting in a 19% decrease in gold production to 408kg. Stoppages at this mine, due to ice plant difficulties and settler failure at Nyala, resulted in lower production and a decrease in operating profit to R10 million. Cash operating cost increased to R286 765/kg, compared to the R221 491/kg in the previous quarter.

Masimong

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	216	219	(1)
Grade	g/t	4.81	5.26	(9)
Gold produced	kg	1 039	1 151	(10)
Cash operating costs	R/kg	175 496	168 907	(4)
Operating profit	R'000	140 570	160 961	(13)

Masimong's tonnes milled for the quarter remained fairly steady with a 1% decline in volumes to 216 000 tonnes. Lower recovery grades of 4.81g/t resulted in a 10% reduction in gold production quarter on quarter.

The cash operating costs were well controlled despite the lower production and showed only a 4% increase to R175 496/kg.

Target 1

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	161	196	(18)
Grade	g/t	4.88	4.41	11
Gold produced	kg	785	865	(9)
Cash operating costs	R/kg	203 459	191 083	(7)
Operating profit	R'000	59 007	98 380	(40)

Gold production at Target 1 decreased by 9%, as a result of 18% less tonnes milled during the quarter, mainly due to problems experienced with the decline belt which resulted in unplanned stoppages. A new belt has been ordered. However, it is anticipated that the delay in having the belt delivered may have an effect on Target's fourth quarter production.

Cash operating costs were 7% higher quarter on quarter at R203 459/kg, as a result of lower production.

The grade increased by 11% compared to the previous quarter.

Target 3

Indicator	Unit	March 2011	December 2010	% variance
Gold produced	kg	250	170	47

Build-up at the shaft continued this quarter, with a 47% increase in gold production to 250kg. The extensive infrastructure improvements will result in further improvements in gold production.

Tshepong

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	333	345	(3)
Grade	g/t	5.04	4.72	7
Gold produced	kg	1 679	1 628	3
Cash operating costs	R/kg	170 662	176 052	3
Operating profit	R'000	236 045	212 948	11

Tshepong had a pleasing quarter with a production increase of 3%, supported by an increase in the recovery grade of 7% to 5.04g/t in comparison to the December 2010 quarter of 4.72g/t. Tshepong is the lowest cost producer in the company for the quarter at R170 662/kg and contributed 11% more in operating profit quarter on quarter at R236 million.

INTERNATIONAL

Hidden Valley
(held in Morobe Mining Joint Venture – 50% of attributable production reflected)

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	407	425	(4)
Grade	g/t	1.95	1.95	–
Gold produced	kg	794	827	(4)
Cash operating costs	R/kg	216 981	195 605	(11)
Operating profit	R'000	83 202	99 265	(16)

Hidden Valley's grade remained stable at 1.95g/t. Volumes were 4% down due to less tonnes milled during the quarter, resulting in gold production being 4% lower quarter on quarter at 794kg. Silver production, which is treated as a credit to cash operating cost, decreased by 20% to 4 704kg compared to 5 951kg in the previous quarter.

Lower volumes and production were due to the poor performance and the belt breakage of the Hidden Valley conveying circuit. Process plant throughput declined as a result of this constraint to supply ore to the Hidden Valley pit. In order to mitigate the impact of the conveyor outage during the quarter, additional contractor haulage trucks were mobilised and assigned to haul ore from the Hidden Valley stockpile to the Hamata stockpile.

The cost of trucking ore to the plant and lower production resulted in higher cash operating costs of R216 981/kg. The conveyor belt issue may affect the fourth quarter production.

Hidden Valley mine is now connected to the PNG Power Ltd grid and is receiving up to 10MW of grid power (more than 60% of total requirements), reducing demand on the site's diesel-fired power station.

Other underground South African operations

Bambanani

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	81	104	(22)
Grade	g/t	6.90	7.27	(5)
Gold produced	kg	559	756	(26)
Cash operating costs	R/kg	333 259	260 147	(28)
Operating profit	R'000	(12 961)	34 468	(>100)

Bambanani had another disappointing quarter. Gold production decreased by 26% to 559kg. Cash operating costs were 28% higher at R333 259/kg, as a result of lower production.

Short interval control processes have been re-introduced at Bambanani to address deficiencies and ineffectiveness at the operation.

Steyn 2

Indicator	Unit	March 2011	December 2010	% variance
Gold produced	kg	14	18	(22)

Most of the quarter at Steyn 2 was spent on maintenance of equipment and addressing operational challenges. At the beginning of April 2011 production on all the available faces started and some revenue will be generated in the fourth quarter of FY11.

Evander

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	130	139	(7)
Grade	g/t	3.72	3.72	–
Gold produced	kg	483	517	(7)
Cash operating costs	R/kg	298 153	300 698	1
Operating profit/(loss)	R'000	7 304	1 330	>100

Evander increased its operating profit to R7 million by managing its cash operating costs and keeping it stable at R298 153/kg, despite lower tonnes and lower kilograms produced for the quarter. Several panels were stopped due to low grade and eight crews in the decline were moved to higher grade areas to improve the average mining grade. This had an adverse effect on the square metres mined and the volumes mined, but improved the average mining grade.

Mining is now taking place further away from the edge of the payshoot with more consistent grade distribution. Stoping crews on the decline are set to deliver improved results in the June quarter.

Joel

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	118	128	(8)
Grade	g/t	3.77	3.19	18
Gold produced	kg	445	408	9
Cash operating costs	R/kg	238 256	276 787	14
Operating (loss)/profit	R'000	30 997	2 127	>100

Gold production increased by 9% to 445kg, mainly due to the 18% uplift in grade to 3.77g/t, supported by improvements in the belt grade. Despite lower volumes at 118 000 tonnes, gold production increased by 9% to 445 kg, mainly as a result of the increase in grade.

Cash operating costs were 14% lower at R238 256/kg. Higher production resulted in operating profit increasing to R31 million.

Unisel
(only operational shaft remaining under the Virginia operations)

Indicator	Units	March 2011	December 2010	% variance
Tonnes milled	000	104	122	(15)
Grade	g/t	4.49	4.64	(3)
Gold produced	kg	467	566	(18)
Cash operating costs	R/kg	227 266	197 512	(15)
Operating profit	R'000	38 814	51 426	(25)

Unisel produced results slightly below its plan with lower production at 467kg, compared to the 566kg of the previous quarter, mainly due to less tonnes milled and a decline in the grade of 3% to 4.49g/t.

The cash operating costs increased by 15% to R227 266/kg due to lower outputs.

Total South African surface operations

Indicator	Units	March 2011	December 2010	% variance
Tonnes	**000**	2 538	2 491	2
Grade	**g/t**	0.35	0.38	(8)
Gold produced	**kg**	899	955	(6)
Gold sold	**kg**	880	898	(2)
Cash operating costs	**R/kg**	227 335	215 422	(6)
Operating profit	**R'000**	69 130	77 685	(11)

Tonnes mined increased by 2% for the quarter, but the lower grade recovery grade of 0.35g/t resulted in a 6% decline in gold production. The cash operating costs were 6% higher as a result and operating profit was 11% lower at R69 million.

Kalgold

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	373	413	(10)
Grade	g/t	0.74	0.82	(10)
Gold produced	kg	276	339	(19)
Cash operating costs	R/kg	231 188	246 475	6
Operating profit	R'000	19 740	16 976	16

Volumes declined by 10%, due to the mill standing for six days as a mill bearing had to be replaced. Grade was 10% lower as a result of a decrease in waste stripping in the pit, resulting in less volumes being moved and a 19% decrease in gold production to 276kg. The cash operating cost decreased by 6% quarter on quarter to R231 188/kg, mainly due to less volumes being mined.

Phoenix (tailings)

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	1 242	1 266	(2)
Grade	g/t	0.12	0.11	9
Gold produced	kg	149	138	8
Cash operating costs	R/kg	259 966	241 659	(8)
Operating profit	R'000	12 508	8 728	43

Higher operational profit of R13 million was supported by higher production at 149kg, resulting from a 9% increase in grade. Cash operating unit cost were higher at R259 966/kg.

Surface dumps

Indicator	Units	March 2011	December 2010	% variance
Tonnes	000	923	812	14
Grade	g/t	0.51	0.59	(14)
Gold produced	Kg	474	478	(1)
Cash operating costs	R/kg	214 833	185 824	(16)
Operating profit	R'000	36 882	51 981	(29)

The surface dumps managed to treat 14% more tonnes during the quarter, and despite a decrease in recovery grade at 0.51g/t, gold production remained fairly stable. The cash operating costs were higher at R214 833/kg, with operating profit subsequently lower at R37 million.

Development



Ore reserve block grades v development grades

Legend:
- Ore reserve block grade (cmg/t)
- Rolling 4 quarter average development grade (cmg/t)
- Current quarter average development grade (cmg/t)

Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Bambanani

In the southern part of the mine, development grades are lower than in the previous quarter, while in the shaft pillar the grade remains above 3 000cmg/t – in line with expectations.

Doornkop

The South Reef development grades are mostly in line with expectations with some areas showing better than expected grades. No on-reef development was planned for the Kimberly Reef.

Evander 8

Almost all on-reef development is now concentrated on the Kinross payshoot in the decline area of the mine and the grades sampled are good and in line with expectations.

Joel

As expected, there was a quarter on quarter improvement in the development grades. Grades remain good in the winzes, being developed from 121 level to 129 level in the very prospective north western portion of the mine.

Kusasalethu

On-reef development returned grades that are in line with the overall ore body grade and also as predicted for the areas that are being developed.

Masimong

There was a quarter on quarter drop in the grade for both the Basal and B reef development. The drop in grade on the Basal reef is due to the intersection of a sill that affects the reef on the eastern side of the mine. On the B reef, most of the on-reef development is still in areas outside of the main B reef channels.

Phakisa

Most of the development at Phakisa is taking place in the lower grade central block with its very erratic nature in terms of grade. However, positive grade trends are emerging from the development towards the north, as expected, which has resulted in a quarter on quarter increase in the development grade at the mine.

Target (narrow reef mining)

At the Target 1 shaft, there was a decrease in development grade quarter on quarter as a result of the development advancing away from the higher grade sub-outcrop area on the Dreyerskuil reefs into the Elsburgh conglomerates. It is important to note that this is not representative of the Target 1 shaft as a whole as it excludes the massive mining as well as the raises developed for rock engineering requirements.

At the recently restarted Target 3 shaft, there has been an improvement in both grade and metres quarter on quarter with the start-up of more development ends.

Tshepong

In general lower than expected grades were sampled for most of the Basal reef raises while the B reef continued to yield positive results in the areas that has been targeted.

Virginia (Unisel)

At Unisel, the development grades of all the reefs being developed (Leader, Basal and Middle reefs) were in line with expectations and showed an improvement quarter on quarter.

Exploration

International (Papua New Guinea)

Morobe Mining Joint Venture (50% Harmony)

Wafi-Golpu

Drilling at the Wafi-Golpu project in Papua New Guinea (PNG) has indicated further significant exploration intersections at Golpu. Golpu is a copper-gold porphyry deposit. The best intersections are listed below.

Hole_ID	Target	Depth (m)	Width (m)	Cu %	Au g/t	Au g/t equivalent*
WR361	Golpu	446	186	2.01	0.35	3.25
WR362	Golpu	160	274	1.07	0.29	1.83
WR359	Golpu	1 017	860	1.37	0.70	2.68
WR363	Golpu	914	595	2.03	1.65	4.58
WR377	Golpu	913	883	2.15	2.23	5.33

* Based on gold price of US$950/oz and copper price of US$ 2/lb

During the quarter the results of the spectacular WR377 drill hole was released as 883m @ 2.15% Cu and 2.23g/t Au (5.33g/t Au equivalents*) from 913m including 628m @ 2.82% Cu and 3.06g/t Au (7.13g/t Au equivalents*) from 1 043m.

Drilling has identified a new prospect to the west of Golpu with drill hole WR392 returning 85m @ 3.18 g/t Au from 302m. All assays for this hole have not yet been received. Geochemistry and alteration indicate it is part of a high sulphidation system. The intercept is more than 300m from any known mineralised system. The orientation of the mineralisation is not known.

Drilling results from Golpu during the quarter have confirmed and extended the mineralisation 125m north from the 21125N section as well as indicating that the best grades seen to date are found north of 21125N. Golpu remains open to the north and at depth.

The pre-feasibility study is well on track and planned completion is at the end of the 2011 calendar year. Drilling activities continued this quarter, with five rigs that drilled 11 356 metres targeting infill and extensions of Golpu, drill holes to gain samples for metallurgical testing of Wafi and geotechnical information for the Watut decline path.

Wafi Structural corridor



Morobe Mining Joint Venture Land Position (Harmony 50%)

Exploration along the Wafi corridor focused on prospect development work at Zimake and Mt Tonn with 795 surface samples collected during the quarter:

Zimake (EL1590)

The Zimake target is a circular magnetic anomaly approximately 5km x 6km. Historic pan concentrate samples from the target area contain anomalous grades of up to 7.9ppm Au. Reconnaissance field work commenced during the quarter included mapping and rock chip sampling and ridge and spur soil sampling. Initial observations have been encouraging with alluvial gold workings mapped in association with both propylitic and phyllic altered sedimentary rocks, adjacent a granodiorite contact. Fieldwork is continuing to the north where alteration intensity appears to become more intense. Rock chip and surface sample results are pending.

Mt Tonn (EL1316)

Grid based sampling results were received during the quarter and have been encouraging. The anomaly remains open to the south off the grid, and has distinctly elevated copper assays. Mapping showed strong pervasive biotite-chlorite alteration with weak to moderate fracturing and weak disseminated quartz-carbonate and/or pyrite veining.


Zimake
Bavaga
Babwaf Conglomerate
Wafi-Transfer Zone
Zenapu
Miapilli
Nambonga
A,B,Link Zone
Golpu
Hekeng
Kesiago
Pekumbe
Mt Tonn
N
4 km
Wafi-Golpu Project*
4.8Mt Cu. 16 Moz Au. 55 Kt

Wafi transfer zone – an emerging mineral district

Hidden Valley satellite deposit exploration

Work to delineate additional resources around Hidden Valley has focussed on 3 main prospect areas:

- Avina magnetic target surface sampling
- Mungowe prospect mapping and surface sampling
- Kulang prospect drilling

Avina Magnetic Target (ML151)

Project generation work identified a magnetic target immediately south of the Yafo-Avina prospect on the Hidden Valley ML. Ridge and spur soil geochemistry obtained elevated zinc values peripheral to the magnetic target, suggesting potential for a porphyry system at depth. Preliminary gold assays were received and show a high order gold anomaly north of the Yafo prospect drilling, with assay values up to 3.64 g/t Au. The anomaly is over 200m long approximately 100m wide (roughly parallel with the Hamata oreody) and remains open off the grid. Further work to scope out the size potential is underway.

Mungowe prospect (EL497)

The Mungowe prospect lies 6 km to 8 km northeast of the Hamata Processing plant and represents an area of high order stream sediment anomalism. Systematic field mapping at 1: 2 500 scale at Mungowe commenced on 18 March 2011. Initial work has concentrated on areas along the mine access road southwest of the Eddie Creek, but will extend west to include mapping and sampling of the surrounding drainages. Three kilometres of mapping was completed at Mungowe.

Kulang prospect (EL497)

First pass drilling at Kulang prospect (located 4km north-northeast of Kerimenge) comprised six holes (2 929m). The drilling forms part of a broader programme to explore a major clay-pyrite alteration zone extending over 5km from the Kerimenge prospect in the south, to the Kulang prospect in the north. At the Kulang prospect, drilling was designed to test outcropping carbonate base-metal veins with anomalous surface gold geochemistry.

Although no ore grade intercepts have been obtained to date, preliminary gold results for the first four holes indicate widespread Au anomalism associated with colloform-banded quartz, rhodochrosite, and base metal sulphide veins.

Morobe Coast EL1403

In the Siu-Yagen area, grid based soil sampling was completed over a 3.6km^2 area to test the potential of an argillic alteration associated with a diorite intrusive.

PNG Exploration (Harmony 100%)



PLAN VIEW
10 km radius from HV Plant
Wau
> 600Koz (1)
Exploration target
Mungowe
Edie Creek
~ 90Koz (1,2)
Kulang
target
2010 HAMATA
RESOURCE*
6.7Mt @
2.4g/t Au
0.5Moz Au
HIDDEN VALLEY
PLANT
Exploration
target
Kerimenge
750Koz (1)
Avina Mag Target
ML 151
2010 HIDDEN
VALLEY
RESOURCE*
96Mt @
1.7g/t Au
5.1Moz Au
N
5 km

Amanab project (EL1708)

Results from soil samples obtained in the previous quarter within the Yup River East prospect area has identified a 2 by 1km^2 zone of anomalous gold within the exposed Amanab Metadiorite basement (gold to +100ppb).

No fieldwork was undertaken during the quarter. A desktop review was completed to assess the merits of the Yup River East target and to identify any other potential zones of interest. A regional-scale thrust within the Biaka area, coincident with an 8km x 2km zone of gold anomalous stream geochemistry, was identified as a potential source for observed alluvial gold, using a structurally controlled vein gold model. A compulsory 50% reduction was also prepared and submitted to the department as part of the desktop review process. Fieldwork scheduled for the next quarter will focus on reconnaissance mapping within the Biaka and eastern Yup River East targets.

Mount Hagen Project (EL1611 & EL1596)

Exploration activities for the current quarter focused on ridge and spur soil sampling and detailed mapping at the Kurunga and Bakil prospects. Preliminary soil sampling and reconnaissance mapping was also completed at the Penamb prospect, a potential Cu-Au porphyry system hosted within the Kurunga Intrusive Complex, 3.5km southeast of Kurunga. A total of 1 731 soil and rock chip samples were taken.

Kurunga prospect

Results received from surface sampling at Kurunga East have outlined 3 discrete Cu anomalies (+320 ppm) roughly 500m – 700m diameter. The anomalies sit in close proximity within a 2.5 by 1.5km area, east of the outcropping magnetite skarns at Kurunga. The Kurunga anomaly displays well-developed metal zonation, with a major Cu zone containing patchy but high tenor (+100ppb) Au anomalism. Peak values of 0.14% Cu, and 0.34 g/t Au were recorded. The central Cu-Au zone is surrounded by distal Zn-Pb anomalism.

Detailed mapping indicates that Cu anomalism is related to structurally-controlled phyllic alteration (quartz-pyrite-sericite), epithermal veins and a diffuse quartz-pyrite ± chalcopyrite vein stockwork within the mid-Miocene Kimil Diorite. Single, 600m diamond holes have been planned to intersect the central zone of each of the three main copper anomalies (total 1 800m), due to start in the first half of April 2011.

Bakil prospect

Infill ridge and spur soil sampling over the Bakil copper anomaly was completed during the quarter (596 samples). Results received were low order compared to the Kurunga anomaly, but regionally significant zinc anomalism combined with the mapped zoned propyllitic and argillic alteration indicates that the system is exposed at a high level relative to the interpreted porphyry system at depth.

Penamb prospect

The Penamb prospect is located approximately 3.5km southeast of Kurunga camp. Ridge and spur soil sampling (165 samples) and reconnaissance mapping was completed on the western half of the Penamb mountain. Assay results are pending. Preliminary field observations combined with historic data indicate the presence of a fertile Cu-Au porphyry system with significant phyllic and propyllitic alteration zones within the main Penamb creek and along several ridges. Several float samples from Penamb creek contain outer potassic alteration assemblages (secondary biotite and minor potassium feldspar). Stream and ridge mapping will commence in the next quarter, combined with soil sampling of the eastern half of the mountain.

Note: The technical information was compiled by Greg Job, Harmony's New Business Executive for South-East Asia, who has the overall responsibility and accountability for the Golpu project, in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (SAMREC) 2007. Mr Job has 21 years' experience in mine and resource geology and is a member of the Australian Institute of Mining and Metallurgy. He is a full time employee of Harmony and qualifies as Competent Person as defined in the SAMREC Code and the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves (JORC). Mr Job has consented to the inclusion of the exploration details based on the information in the form and context in which it appears.

South Africa

Uranium Project Tshepong, Phakisa, Masimong Project (TPM)

TPM evaluates the potential for the economic recovery of uranium from the ore mined at the Tshepong, Phakisa and Masimong operations in the Free State. The project will produce an average of 600 000 lbs of uranium per annum from 280 000 tonnes per month of underground ore from Tshepong, Phakisa and Masimong over an 18 year life. The processing of the uranium enhances the gold recovery resulting in increased gold production from these operations. When the uranium is treated as a by-product and therefore a credit to costs, operating costs of the contributing shafts will be reduced.

The resource totals 169.6 Mt and contains 82 M lbs of uranium. The feasibility study that is presently being completed will incorporate these tonnes and grades in the mining model.

The feasibility study is progressing well and remains on track for the gate review in the next quarter. Test work on the resin in pulp demonstration plant was completed during the quarter. It has shown the resin to have good durability and the results are being incorporated into the feasibility study.



Incorporated in the Republic of South Africa
Registration number 1950/038232/06
("Harmony" or "Company")

Financial results for the third quarter and nine months ended 31 March 2011 (Rand) and (US$)

Operating results (Rand/Metric) (US$/Imperial)

		Quarter Ended	Underground production – South Africa												Total Under-ground	Surface production – South Africa			Total Surface	South Africa Other	South Africa Total	Hidden Valley	Harmony Total
			Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Unisel		Kalgold	Phoenix	Dumps					
Ore milled	– t'000	Mar-11	81	173	130	118	297	216	88	–	161	–	333	104	1 701	373	1 242	923	2 538	–	4 239	407	4 646
		Dec-10	104	171	139	128	228	219	107	–	196	–	345	122	1 759	413	1 266	812	2 491	–	4 250	425	4 675
Gold produced	– kg	Mar-11	559	571	483	445	1 464	1 039	408	14	785	250	1 679	467	8 164	276	149	474	899	–	9 063	794	9 857
		Dec-10	756	643	517	408	1 046	1 151	505	18	865	170	1 628	566	8 273	339	138	478	955	–	9 228	827	10 055
Gold produced	– oz	Mar-11	17 972	18 358	15 529	14 307	47 069	33 405	13 117	450	25 238	8 038	53 981	15 014	262 478	8 874	4 790	15 239	28 903	–	291 381	25 528	316 909
		Dec-10	24 306	20 673	16 622	13 117	33 630	37 005	16 236	579	27 810	5 466	52 341	18 197	265 982	10 899	4 437	15 368	30 704	–	296 686	26 589	323 275
Yield	– g/tonne	Mar-11	6.90	3.30	3.72	3.77	4.93	4.81	4.64	–	4.88	–	5.04	4.49	4.64	0.74	0.12	0.51	0.35	–	2.08	1.95	2.06
		Dec-10	7.27	3.76	3.72	3.19	4.59	5.26	4.72	–	4.41	–	4.72	4.64	4.60	0.82	0.11	0.59	0.38	–	2.13	1.95	2.11
Cash operating costs	– R/kg	Mar-11	333 259	229 447	298 153	238 256	200 579	175 496	286 765	–	203 459	–	170 662	227 266	216 799	231 188	259 966	214 833	227 335	–	217 876	216 981	217 802
		Dec-10	260 147	229 894	300 698	276 787	274 201	168 907	221 491	–	191 083	–	176 052	197 512	218 881	246 475	241 659	185 824	215 422	–	218 516	195 605	216 595
Cash operating costs	– $/oz	Mar-11	1 484	1 022	1 327	1 061	893	781	1 277	–	906	–	760	1 012	965	1 029	1 157	957	1 012	–	970	966	970
		Dec-10	1 176	1 039	1 359	1 251	1 239	763	1 001	–	864	–	796	893	989	1 114	1 092	840	974	–	988	884	979
Cash operating costs	– R/tonne	Mar-11	2 300	757	1 108	899	989	844	1 330	–	992	–	860	1 021	1 007	171	31	110	81	–	452	423	450
		Dec-10	1 891	864	1 118	882	1 258	888	1 045	–	843	–	831	916	1 006	202	26	109	83	–	465	381	457
Gold sold	– Kg	Mar-11	541	543	523	405	1 545	1 005	394	14	707	250	1 624	452	8 003	263	147	470	880	–	8 883	833	9 716
		Dec-10	765	634	464	413	981	1 176	511	18	881	170	1 648	578	8 239	282	138	478	898	–	9 137	909	10 046
Gold sold	– oz	Mar-11	17 394	17 458	16 815	13 021	49 673	32 311	12 667	450	22 731	8 038	52 213	14 532	257 303	8 456	4 726	15 111	28 293	–	285 596	26 782	312 378
		Dec-10	24 595	20 384	14 918	13 278	31 540	37 809	16 429	579	28 325	5 466	52 984	18 583	264 890	9 066	4 437	15 368	28 871	–	293 761	29 225	322 986
Revenue	(R'000)	Mar-11	169 264	169 602	162 346	126 329	480 596	314 222	123 501	–	221 194	–	507 523	141 255	2 415 832	81 888	45 861	147 391	275 140	–	2 690 972	258 327	2 949 299
		Dec-10	231 965	192 144	140 589	125 035	296 220	356 059	155 108	–	267 003	–	500 078	175 198	2 439 399	85 258	42 077	145 633	272 968	–	2 712 367	278 094	2 990 461
Cash operating costs	(R'000)	Mar-11	186 292	131 014	144 008	106 024	293 648	182 340	117 000	–	159 715	–	286 542	106 133	1 712 716	63 808	38 735	101 831	204 374	–	1 917 090	172 283	2 089 373
		Dec-10	196 671	147 822	155 461	112 929	286 814	194 412	111 853	–	165 287	–	286 612	111 792	1 769 653	83 555	33 349	88 824	205 728	–	1 975 381	161 765	2 137 146
Inventory movement	(R'000)	Mar-11	(4 067)	(7 726)	11 034	(10 692)	39 966	(8 688)	(3 173)	–	2 472	–	(15 064)	(3 692)	370	(1 660)	(5 382)	8 678	1 636	–	2 006	2 842	4 848
		Dec-10	826	(616)	(16 202)	9 979	(30 786)	686	(514)	–	3 336	–	518	11 980	(20 793)	(15 273)	–	4 828	(10 445)	–	(31 238)	17 064	(14 174)
Operating costs	(R'000)	Mar-11	182 225	123 288	155 042	95 332	333 614	173 652	113 827	–	162 187	–	271 478	102 441	1 713 086	62 148	33 353	110 509	206 010	–	1 919 096	175 125	2 094 221
		Dec-10	197 497	147 206	139 259	122 908	256 028	195 098	111 339	–	168 623	–	287 130	123 772	1 748 860	68 282	33 349	93 652	195 283	–	1 944 143	178 829	2 122 972
Operating profit	(R'000)	Mar-11	(12 961)	46 314	7 304	30 997	146 982	140 570	9 674	–	59 007	–	236 045	38 814	702 746	19 740	12 508	36 882	69 130	–	771 876	83 202	855 078
		Dec-10	34 468	44 938	1 330	2 127	40 192	160 961	43 769	–	98 380	–	212 948	51 426	690 539	16 976	8 728	51 981	77 685	–	768 224	99 265	867 489
Operating profit	($'000)	Mar-11	(1 856)	6 629	1 047	4 436	21 040	20 122	1 385	–	8 446	–	33 788	5 556	100 593	2 826	1 791	5 279	9 896	–	110 489	11 910	122 399
		Dec-10	5 008	6 530	193	310	5 840	23 386	6 360	–	14 295	–	30 941	7 472	100 335	2 467	1 268	7 553	11 288	–	111 623	14 423	126 046
Capital expenditure	(R'000)	Mar-11	37 321	67 049	29 981	14 733	85 915	40 588	81 737	37 009	74 469	22 026	67 259	14 225	572 312	1 246	5 844	12 353	19 443	7 112	598 867	67 982	666 849
		Dec-10	29 419	84 573	56 709	21 686	84 178	48 327	102 675	43 886	81 114	52 601	72 715	18 639	696 522	6 726	10 352	15 260	32 338	20 862	749 722	84 971	834 693
Capital expenditure	($'000)	Mar-11	5 342	9 598	4 292	2 109	12 298	5 810	11 700	5 298	10 660	3 153	9 628	2 036	81 924	178	837	1 768	2 783	1 018	85 725	9 731	95 456
		Dec-10	4 275	12 288	8 240	3 151	12 231	7 022	14 919	6 377	11 786	7 643	10 566	2 708	101 206	977	1 504	2 217	4 698	3 031	108 935	12 346	121 281

Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

	Note	Quarter ended 31 March 2011 (Unaudited) R million	Quarter ended 31 December 2010 (Unaudited) R million	31 March[1] 2010 (Unaudited) R million	Nine months ended 31 March 2011 (Unaudited) R million	Nine months ended 31 March[1] 2010 (Unaudited) R million	Year ended 30 June 2010 (Audited) R million
Continuing operations							
Revenue		2 949	2 990	2 521	9 023	8 239	11 284
Cost of sales	2	(2 623)	(2 506)	(2 581)	(8 125)	(7 837)	(10 484)
Production costs		(2 064)	(2 093)	(1 882)	(6 565)	(6 249)	(8 325)
Royalty expense		(30)	(30)	(5)	(84)	(5)	(33)
Amortisation and depreciation		(431)	(442)	(324)	(1 299)	(994)	(1 375)
Impairment of assets		–	–	(196)	–	(300)	(331)
Employment termination and restructuring costs		(26)	(54)	(120)	(158)	(123)	(205)
Other items		(72)	113	(54)	(19)	(166)	(215)
Gross profit/(loss)		**326**	**484**	**(60)**	**898**	**402**	**800**
Corporate, administration and other expenditure		(93)	(96)	(83)	(283)	(257)	(382)
Social investment expenditure		(27)	(23)	(25)	(66)	(54)	(81)
Exploration expenditure	3	(77)	(76)	(66)	(251)	(159)	(219)
Profit/(loss) on sale of property, plant and equipment		8	1	(1)	24	3	104
Other (expenses)/income – net		(8)	6	(2)	(56)	(95)	(58)
Operating profit/(loss)		**129**	**296**	**(237)**	**266**	**(160)**	**164**
(Loss)/profit from associates		(24)	(19)	5	(51)	61	56
Impairment of investment in associate	6	(160)	–	–	(160)	–	–
Loss on sale of investment in subsidiary		–	–	(24)	–	(24)	(24)
Net gain on financial instruments	4	3	78	–	392	3	38
Investment income		64	38	61	116	186	187
Finance cost		(71)	(69)	(60)	(199)	(152)	(246)
(Loss)/profit before taxation		**(59)**	**324**	**(255)**	**364**	**(86)**	**175**
Taxation		297	(28)	(25)	275	(108)	(335)
Normal taxation		(12)	–	(22)	(22)	(63)	(84)
Deferred taxation	5	309	(28)	(3)	297	(45)	(251)
Net profit/(loss) from continuing operations		**238**	**296**	**(280)**	**639**	**(194)**	**(160)**
Discontinued operations							
Profit/(loss) from discontinued operations	6	–	23	(15)	20	(12)	(32)
Net profit/(loss)		**238**	**319**	**(295)**	**659**	**(206)**	**(192)**
Attributable to:							
Owners of the parent		238	319	(295)	659	(206)	(192)
Non-controlling interest		–	–	**–**	–	**–**	–
Earnings/(loss) per ordinary share (cents)	7						
– Earnings/(loss) from continuing operations		55	69	(65)	149	(45)	(38)
– Earnings/(loss) from discontinued operations		–	5	(4)	5	(3)	(8)
Total earnings/(loss) per ordinary share (cents)		**55**	**74**	**(69)**	**154**	**(48)**	**(46)**
Diluted earnings/(loss) per ordinary share (cents)	7						
– Earnings/(loss) from continuing operations		55	69	(65)	149	(45)	(38)
– Earnings/(loss) from discontinued operations		–	5	(3)	5	(3)	(8)
Total diluted earnings/(loss) per ordinary share (cents)		**55**	**74**	**(68)**	**154**	**(48)**	**(46)**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as a discontinued operation. See note 6 in this regard.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)

| | Quarter ended | | | Nine months ended | | Year ended |
	31 March 2011 (Unaudited) R million	31 December 2010 (Unaudited) R million	31 March 2010 (Unaudited) R million	31 March 2011 (Unaudited) R million	31 March 2010 (Unaudited) R million	30 June 2010 (Audited) R million
Net profit/(loss) for the period	**238**	**319**	**(295)**	**659**	**(206)**	**(192)**
Other comprehensive income/(loss) for the period, net of income tax	6	(161)	71	(50)	35	(131)
Foreign exchange translation	22	(131)	72	(3)	34	(127)
Fair value movement of available-for-sale investments	(16)	(30)	(1)	(47)	1	(4)
Total comprehensive income/(loss) for the period	**244**	**158**	**(224)**	**609**	**(171)**	**(323)**
Attributable to:						
Owners of the parent	244	158	(224)	609	(171)	(323)
Non-controlling interest	–	–	–	–	–	–

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

	Note	At 31 March 2011 (Unaudited) R million	At 31 December 2010 R million	At 30 June 2010 (Audited) R million	At 31 March 2010 (Unaudited) R million
ASSETS					
Non-current assets					
Property, plant and equipment		30 557	30 218	29 556	29 403
Intangible assets		2 188	2 199	2 210	2 210
Restricted cash		27	26	146	147
Restricted investments		1 866	1 864	1 742	1 726
Investments in financial assets		236	264	12	18
Investments in associates		–	358	385	391
Inventories		227	232	214	81
Deferred tax asset		2 310	1 925	1 875	1 891
Trade and other receivables		69	69	75	76
		37 480	37 155	36 215	35 943
Current assets					
Inventories		954	943	987	1 152
Trade and other receivables	8	1 111	962	932	1 217
Income and mining taxes		119	102	74	44
Cash and cash equivalents		656	837	770	481
		2 840	2 844	2 763	2 894
Assets of disposal groups classified as held for sale	6	174	–	245	–
		3 014	2 844	3 008	2 894
Total assets		**40 494**	**39 999**	**39 223**	**38 837**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		28 290	28 277	28 261	28 102
Other reserves		299	266	258	535
Retained earnings		1 135	897	690	676
		29 724	29 440	29 209	29 313
Non-current liabilities					
Deferred tax liability		5 623	5 538	5 409	5 217
Provision for environmental rehabilitation		1 785	1 752	1 692	1 704
Retirement benefit obligation and other provisions		179	179	169	167
Borrowings	9	1 487	1 243	981	780
		9 074	8 712	8 251	7 868
Current liabilities					
Borrowings	9	336	344	209	221
Income and mining taxes		17	10	9	17
Trade and other payables		1 343	1 493	1 410	1 418
		1 696	1 847	1 628	1 656
Liabilities of disposal groups classified as held for sale	6	–	–	135	–
		1 696	1 847	1 763	1 656
Total equity and liabilities		**40 494**	**39 999**	**39 223**	**38 837**
Number of ordinary shares in issue		429 807 371	429 506 618	428 654 779	426 191 965
Net asset value per share (cents)		6 916	6 854	6 814	6 878

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)

for the nine months ended 31 March 2011

	Share capital R million	Other reserves R million	Retained earnings R million	Total R million
Balance – 30 June 2010	28 261	258	690	29 209
Issue of shares	29	–	–	29
Share-based payments	–	91	–	91
Total comprehensive income for the period	–	(50)	659	609
Dividends paid	–	–	(214)	(214)
Balance as at 31 March 2011	**28 290**	**299**	**1 135**	**29 724**
Balance – 30 June 2009	28 091	339	1 095	29 525
Issue of shares	11	–	–	11
Share-based payments	–	108	–	108
AVRD share issue reserve*	–	151	–	151
Repurchase of equity interest	–	(98)	–	(98)
Total comprehensive loss for the period	–	35	(206)	(171)
Dividends paid	–	–	(213)	(213)
Balance as at 31 March 2010	**28 102**	**535**	**676**	**29 313**

* This relates to the transaction with Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVRD).

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)

	Quarter ended			Nine months ended		Year ended
	31 March 2011 (Unaudited) R million	31 December 2010 (Unaudited) R million	31 March 2010 (Unaudited) R million	31 March 2011 (Unaudited) R million	31 March 2010 (Unaudited) R million	30 June 2010 (Audited) R million
Cash flow from operating activities						
Cash generated by operations	213	450	295	1 366	703	1 611
Interest and dividends received	64	38	66	116	186	187
Interest paid	(34)	(35)	(32)	(99)	(52)	(90)
Income and mining taxes refund/(paid)	8	(30)	(11)	(26)	(70)	(125)
Cash generated by operating activities	251	423	318	1 357	767	1 583
Cash flow from investing activities						
Decrease in restricted cash	–	90	301	120	15	15
Proceeds on disposal of investment in subsidiary	–	–	24	229	24	24
Proceeds on disposal of available-for-sale financial assets	–	2	–	1	44	50
Other investing activities	16	(6)	(8)	20	(3)	(12)
Net additions to property, plant and equipment	(687)	(846)	(988)	(2 281)	(2 785)	(3 493)
Cash utilised by investing activities	(671)	(760)	(671)	(1 911)	(2 705)	(3 416)
Cash flow from financing activities						
Borrowings raised	250	525	250	775	936	1 236
Borrowings repaid	(17)	(107)	(260)	(130)	(285)	(391)
Ordinary shares issued – net of expenses	13	8	6	29	11	18
Dividends paid	–	–	–	(214)	(213)	(213)
Cash generated/(utilised) by financing activities	246	426	(4)	460	449	650
Foreign currency translation adjustments	**(7)**	**(24)**	**30**	**(20)**	**20**	**3**
Net (decrease)/increase in cash and cash equivalents	(181)	65	(327)	(114)	(1 469)	(1 180)
Cash and cash equivalents – beginning of period	837	772	808	770	1 950	1 950
Cash and cash equivalents – end of period	**656**	**837**	**481**	**656**	**481**	**770**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the third quarter and nine months ended 31 March 2011

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the nine months ended 31 March 2011 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Limited Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2010, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Cost of sales

	Quarter ended			Nine months ended		Year ended
	31 March 2011 (Unaudited) R million	31 December 2010 (Unaudited) R million	31 March[1] 2010 (Unaudited) R million	31 March 2011 (Unaudited) R million	31 March[1] 2010 (Unaudited) R million	30 June 2010 (Audited) R million
Production costs	2 064	2 093	1 882	6 565	6 249	8 325
Royalty expense	30	30	5	84	5	33
Amortisation and depreciation	431	442	324	1 299	994	1 375
Impairment of assets[2]	–	–	196	–	300	331
Rehabilitation expenditure	4	5	7	13	16	29
Care and maintenance cost of restructured shafts	35	28	11	88	42	57
Employment termination and restructuring costs	26	54	120	158	123	205
Share based payments	28	32	36	91	108	148
Insurance adjustment/(credit)[3]	5	(179)	–	(174)	–	–
Provision for post-retirement benefits	–	1	–	1	–	(19)
Total cost of sales	**2 623**	**2 506**	**2 581**	**8 125**	**7 837**	**10 484**

(1) The comparative figures are re-presented due to Mount Magnet being reclassified as part of discontinued operations. See note 6 in this regard.

(2) The impairments for the quarter ended 31 March 2010, nine months ended 31 March 2010 and year ended 30 June 2010 relates mainly to Virginia and Evander, which was recorded as a result of shaft closures.

(3) Net proceeds on unwinding of previous insurance agreement.

3. Exploration expenditure

	Quarter ended			Nine months ended		Year ended
	31 March 2011 (Unaudited) R million	31 December 2010 (Unaudited) R million	31 March 2010 (Unaudited) R million	31 March 2011 (Unaudited) R million	31 March 2010 (Unaudited) R million	30 June 2010 (Audited) R million
Total exploration expenditure	87	102	66	287	159	219
Less: Expenditure capitalised	(10)	(26)	–	(36)	–	–
Exploration expenditure per income statement	**77**	**76**	**66**	**251**	**159**	**219**

4. Net gain on financial instruments

During the September 2010 quarter, a gain of R273 million was recognised on the Freegold option, which was classified as a financial asset at fair value through profit or loss. This was following Harmony Gold Mining Company Limited (Harmony) entering into two transactions with Witwatersrand Consolidated Gold Resources Limited (Wits Gold), whereby Wits Gold obtains a prospecting right over Harmony's Merriespruit South area and the option held by ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited (Freegold), a wholly owned subsidiary of Harmony, is cancelled.

During the December 2010 quarter, an amount of R78 million was recognised, being the increase in the fair value of the Nedbank Equity Linked Deposits held by the Environmental Trusts.

5. **Deferred taxation**

The taxation credit of R297 million includes a deferred tax credit of R333 million. The South African Revenue Service (SARS) previously disallowed Freegold's "post 1973 gold mine" additional capital allowance claim, and also disallowed Freegold's application of mining ringfencing. The disputed matters were set down to be heard in the Income Tax Court of Johannesburg on 14 March 2011, but SARS withdrew the additional capital allowance claim on 10 March 2011, conceding that the Freegold operations are entitled to claim this capital allowance. The inclusion of the capital allowance caused an increase in the deferred tax asset on the balance sheet and the resulting credit in the income statement.

6. **Disposal groups classified as held for sale and discontinued operations**

   Mount Magnet

The conditions precedent for the sale of Mount Magnet were fulfilled and the transaction became effective on 20 July 2010. A total purchase consideration of R238 million was received from Ramelius Resources Limited in exchange for 100% of the issued shares of Mount Magnet. The group recognised a total profit of R104 million net of tax, before the realisation of accumulated foreign exchange losses of R84 million from other comprehensive income to the consolidated income statement. The income statement and earnings per share amounts for all comparative periods have been re-presented to disclose the operation as a discontinued operation.

   Investment in associate

The investment in Rand Uranium has been classified as held for sale following the decision by the shareholders to sell the business. In terms of the binding offer accepted by the shareholders on 21 April 2011, the subordinated shareholder's loan of R63 million due to the group will be repaid out of the sale proceeds. As the investment is carried at fair value, and the carrying value of the investment exceeds the expected proceeds, an impairment of R160 million has been recognised in the income statement.

7. **Earnings/(loss) per ordinary share**

Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 31 March 2011: 429.5 million (31 December 2010: 429.1 million, 31 March 2010: 426.1 million), and nine months ended 31 March 2011: 429.1 million (31 March 2010: 425.9 million), and the year ended 30 June 2010: 426.4 million.

The diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 31 March 2011: 430.7 million (31 December 2010: 429.9 million, 31 March 2010: 429.6 million), and the nine months ended 31 March 2011: 430.2 million (31 March 2010: 429.6 million), and the year ended 30 June 2010: 427.8 million.

	Quarter ended 31 March 2011 (Unaudited)	Quarter ended 31 December 2010 (Unaudited)	Quarter ended 31 March[1] 2010 (Unaudited)	Nine months ended 31 March 2011 (Unaudited)	Nine months ended 31 March[1] 2010 (Unaudited)	Year ended 30 June 2010 (Audited)
Total earnings/(loss) per ordinary share (cents):						
Basic earnings/(loss)	55	74	(69)	154	(48)	(46)
Diluted earnings/(loss)	55	74	(68)	154	(48)	(46)
Headline earnings/(loss)	91	69	(27)	192	10	(7)
– from continuing operations	91	69	(24)	192	13	1
– from discontinued operations	–	–	(3)	–	(3)	(8)
Diluted headline earnings/(loss)	91	69	(27)	192	10	(7)
– from continuing operations	91	69	(24)	192	13	1
– from discontinued operations	–	–	(3)	–	(3)	(8)
	R million	R million	R million	R million	R million	R million
Reconciliation of headline earnings/(loss):						
Continuing operations						
Net profit/(loss)	238	296	(280)	639	(194)	(160)
Adjusted for:						
Profit on sale of property, plant and equipment	(8)	(1)	(3)	(24)	(3)	(104)
Taxation effect of profit on sale of property, plant and equipment	2	–	1	7	1	22
Net gain on financial instruments	(3)	(1)	–	(4)	(5)	(7)
Taxation effect of net gain on financial instruments	1	–	–	1	2	2
Impairment of investments in associate*	160	–	–	160	–	–
Foreign exchange loss/(gain) reclassified from other comprehensive income*	–	–	–	47	(22)	(22)
Loss on sale of investment in subsidiary	–	–	24	–	24	24
Taxation effect of loss on sale of investment in subsidiary	–	–	(7)	–	(7)	(7)
Impairment of other investments*	–	–	–	–	2	–
Impairment of assets	–	–	196	–	301	331
Taxation effect of impairment of assets	–	–	(34)	–	(45)	(75)
Headline earnings/(loss)	**390**	**294**	**(103)**	**826**	**54**	**4**
Discontinued operations						
Net profit/(loss)	–	23	(15)	20	(12)	(32)
Adjusted for:						
Loss/(profit) on sale of property, plant and equipment	–	–	2	–	(1)	–
Taxation effect of loss/(profit) on sale of property, plant and equipment	–	–	(1)	–	–	–
Profit on sale of investment in subsidiary	–	–	–	(138)	–	(1)
Taxation effect of profit on sale of investment in subsidiary	–	–	–	34	–	–
Foreign exchange (gain)/loss reclassified from other comprehensive income*	–	(23)	–	84	–	–
Headline loss	**–**	**–**	**(14)**	**–**	**(13)**	**(33)**
Total headline earnings/(loss)	**390**	**294**	**(117)**	**826**	**41**	**(29)**

(1)   The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 6 in this regard.

*   There is no taxation effect on these items.

8. **Trade and other receivables**

   Included in the balance at 31 March 2011 is an amount of R409 million for VAT claims receivable. This is an increase of R191 million from the balance of R218 million at 31 December 2010.

9. **Borrowings**

	31 March 2011 (Unaudited) R million	31 December 2010 R million	30 June 2010 (Audited) R million	31 March 2010 (Unaudited) R million
Total long-term borrowings	1 487	1 243	981	780
Total current portion of borrowings	336	344	209	221
Total borrowings [(1)] [(2)]	**1 823**	**1 587**	**1 190**	**1 001**

[(1)] In December 2009, the Company entered into a loan facility with Nedbank Limited, comprising a Term Facility of R900 million and a Revolving Credit Facility of R600 million. Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate, which is fixed for a three month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly. The Term Facility is repayable bi-annually in equal instalments of R90 million over 5 years. The first instalment was paid on 30 June 2010.

In December 2010 the Company entered into an additional loan facility with Nedbank Limited, comprising a Term Facility of R500 million and a Revolving Credit Facility of R250 million. Interest terms are identical to the original facility. The Term Facility is repayable bi-annually in equal instalments of R62.5 million over four years, with the first instalment payable on 30 June 2011. The terms of the original Revolving Credit Facility was amended to coincide with the repayment terms of the new Revolving Credit Facility, being payable after 3 years from December 2010.

At 31 March 2011, R300 million (31 December 2010: R550 million) of these facilities had not been drawn down.

[(2)] Included in the borrowings is R58 million (31 December 2010: R63 million; June 2010: R91 million; March 2010: R99 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:

	31 March 2011 (Unaudited) R million	31 December 2010 R million	30 June 2010 (Audited) R million	31 March 2010 (Unaudited) R million
Due within one year	29	28	33	33
Due between one and five years	30	36	60	69
	59	64	93	102
Future finance charges	(1)	(1)	(2)	(3)
Total future minimum lease payments	**58**	**63**	**91**	**99**

10. **Commitments and contingencies**

	31 March 2011 (Unaudited) R million	31 December 2010 R million	30 June 2010 (Audited) R million	31 March 2010 (Unaudited) R million
Capital expenditure commitments:				
Contracts for capital expenditure	191	166	117	271
Authorised by the directors but not contracted for	2 175	2 669	1 006	1 667
	2 366	**2 835**	**1 123**	**1 884**

This expenditure will be financed from existing resources and borrowings where necessary.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2010, available on the group's website at www.harmony.co.za. There were no significant changes in contingencies since 30 June 2010.

11. **Subsequent events**

    On 29 April 2011, Taung Gold Limited (Taung) paid R100 million to Harmony in terms of the amended agreement for the purchase of the Evander 6 shaft and Twistdraai areas. In terms of the amended agreement, the amount is repayable to Taung should the outstanding conditions for the transactions not be fulfilled.

    On 28 April 2011, Gold One International (Gold One) and Rand Uranium (Proprietary) Limited (Rand Uranium) announced that the shareholders of Rand Uranium have accepted an offer by Gold One for the shares in Rand Uranium for an amount of US$250 million. Of this US$36 million accrues to Harmony to settle both the shareholder loan and the sale of shares.

12. **Segment report**

    The segment report follows on page 28.

13. Reconciliation of segment information to consolidated income statements and balance sheet

	Nine months ended 31 March 2011 R million	Nine months ended 31 March[1] 2010 R million
The "Reconciliation of segment information to consolidated income statement and balance sheet" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:		
Revenue from:		
Discontinued operations	–	–
Production costs from:		
Discontinued operations	–	–
Reconciliation of production profit to gross profit:		
Total segment revenue	9 023	8 239
Total segment production costs and royalty expense	(6 649)	(6 254)
Production profit as per segment report	2 374	1 985
Less: Discontinued operations	–	–
	2 374	1 985
Cost of sales items other than production costs and royalty expense	(1 476)	(1 583)
Amortisation and depreciation	(1 299)	(994)
Impairment of assets	–	(300)
Employment termination and restructuring costs	(158)	(123)
Share-based payments	(91)	(108)
Net insurance credit	174	–
Rehabilitation costs	(13)	(16)
Care and maintenance costs of restructured shafts	(88)	(42)
Provision for post-retirement benefits	(1)	–
Gross profit as per income statements *	**898**	**402**
Reconciliation of total segment mining assets to consolidated property, plant and equipment:		
Property, plant and equipment not allocated to a segment:		
Mining assets	885	767
Undeveloped property	5 139	5 328
Other non-mining assets	69	346
	6 093	**6 441**

(1) The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 6 in this regard.

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2011 (Rand/Metric) (Unaudited)

	Revenue R million	Production cost[1] R million	Production profit R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg	Tonnes milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani[2]	671	603	68	1 087	231	2 289	314
Doornkop	530	418	112	3 027	221	1 755	484
Evander	477	471	6	936	146	1 552	409
Joel	295	293	2	181	55	1 001	286
Kusasalethu	1 252	976	276	3 151	274	4 023	794
Masimong	1 045	571	474	831	129	3 453	678
Phakisa	390	337	53	4 263	276	1 290	281
Target[2]	732	520	212	2 711	348	3 017	562
Tshepong	1 508	852	656	3 630	201	4 995	1 016
Virginia	539	451	88	696	63	1 793	470
Surface							
All other surface operations[3]	866	640	226	143	93	2 923	7 866
Total South Africa	**8 305**	**6 132**	**2 173**	**20 656**	**2 037**	**28 091**	**13 160**
International							
Papua New Guinea	718	517	201	3 808	212	2 292	1 259
Total international	**718**	**517**	**201**	**3 808**	**212**	**2 292**	**1 259**
Total continuing operations	**9 023**	**6 649**	**2 374**	**24 464**	**2 249**	**30 383**	**14 419**
Discontinued operations							
Mount Magnet	–	–	–	–	–	–	–
Total discontinued operations	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total operations	**9 023**	**6 649**	**2 374**	**24 464**	**2 249**	**30 383**	**14 419**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 13)	–	–		6 093			
	9 023	**6 649**		**30 557**			

Notes:

(1) Production costs includes royalty expense.

(2) Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

(3) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2010 (Rand/Metric) (Unaudited)

	Revenue R million	Production cost[1] R million	Production profit R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg	Tonnes milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani	762	536	226	947	114	2 938	399
Doornkop	373	298	75	2 473	238	1 442	401
Evander	736	690	46	909	137	2 898	642
Joel	426	289	137	138	70	1 628	348
Kusasalethu	1 026	849	177	2 943	344	4 044	721
Masimong	916	524	392	745	133	3 639	681
Phakisa	250	225	25	3 983	368	955	244
Target	627	479	148	2 502	269	2 578	578
Tshepong	1 308	837	471	3 646	191	5 031	1 174
Virginia	1 137	1 094	43	659	142	4 495	1 415
Surface							
All other surface operations[2]	678	433	245	128	56	2 683	6 661
Total South Africa	**8 239**	**6 254**	**1 985**	**19 073**	**2 062**	**32 331**	**13 264**
International							
Papua New Guinea[3]	–	–	–	3 872	467	1 318	–
Total international	**–**	**–**	**–**	**3 872**	**467**	**1 318**	**–**
Discontinued operations							
Mount Magnet	–	–	–	17	–	–	–
Total discontinued operations	**–**	**–**	**–**	**17**	**–**	**–**	**–**
Total operations	**8 239**	**6 254**	**1 985**	**22 962**	**2 529**	**33 649**	**13 264**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 13)	–	–		6 441			
	8 239	**6 254**		**29 403**			

Notes:

(1) Production costs include royalty expenses.

(2) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

(3) Production statistics for Hidden Valley, President Steyn and Target 3 are shown for information purposes. The mine is in a build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

Operating results (US$/Imperial)

		Quarter Ended	Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Unisel	Total Under-ground	Kalgold	Phoenix	Dumps	Total Surface	South Africa Other	South Africa Total	Hidden Valley	Harmony Total
			Underground production – South Africa													Surface production – South Africa							
Ore milled	– t'000	Mar-11	89	191	143	130	328	238	97	–	178	–	367	115	1 876	411	1 370	1 018	2 799	–	4 675	449	5 124
		Dec-10	115	189	153	141	251	241	118	–	216	–	380	135	1 939	455	1 396	895	2 746	–	4 685	469	5 154
Gold produced	– oz	Mar-11	17 972	18 358	15 529	14 307	47 069	33 405	13 117	450	25 238	8 038	53 981	15 014	262 478	8 874	4 790	15 239	28 903	–	291 381	25 528	316 909
		Dec-10	24 306	20 673	16 622	13 117	33 630	37 005	16 236	579	27 810	5 466	52 341	18 197	265 982	10 899	4 437	15 368	30 704	–	296 686	26 589	323 275
Yield	– oz/t	Mar-11	0.202	0.096	0.109	0.110	0.144	0.140	0.135	–	0.142	–	0.147	0.131	0.135	0.022	0.003	0.015	0.010	–	0.061	0.057	0.060
		Dec-10	0.211	0.109	0.109	0.093	0.134	0.154	0.138	–	0.129	–	0.138	0.135	0.134	0.024	0.003	0.017	0.011	–	0.062	0.057	0.062
Cash operating costs	– $/oz	Mar-11	1 484	1 022	1 327	1 061	893	781	1 277	–	906	–	760	1 012	965	1 029	1 157	957	1 012	–	970	966	970
		Dec-10	1 176	1 039	1 359	1 251	1 239	763	1 001	–	864	–	796	893	989	1 114	1 092	840	974	–	988	884	979
Cash operating costs	– $/t	Mar-11	300	98	144	117	128	110	173	–	128	–	112	132	131	22	4	14	10	–	59	55	58
		Dec-10	248	114	148	116	166	117	138	–	111	–	110	120	133	27	3	14	11	–	61	50	60
Gold sold	– oz	Mar-11	17 394	17 458	16 815	13 021	49 673	32 311	12 667	450	22 731	8 038	52 213	14 532	257 303	8 456	4 726	15 111	28 293	–	285 596	26 782	312 378
		Dec-10	24 595	20 384	14 918	13 278	31 540	37 809	16 429	579	28 325	5 466	52 984	18 583	264 890	9 066	4 437	15 368	28 871	–	293 761	29 225	322 986
Revenue	($'000)	Mar-11	24 229	24 277	23 239	18 083	68 794	44 979	17 678	–	31 662	–	72 649	20 220	345 810	11 722	6 565	21 098	39 385	–	385 195	36 978	422 173
		Dec-10	33 705	27 919	20 428	18 168	43 041	51 735	22 537	–	38 796	–	72 661	25 456	354 446	12 388	6 114	21 161	39 663	–	394 109	40 407	434 516
Cash operating costs	($'000)	Mar-11	26 667	18 754	20 613	15 177	42 033	26 101	16 747	–	22 862	–	41 017	15 192	245 163	9 134	5 544	14 577	29 255	–	274 418	24 661	299 079
		Dec-10	28 577	21 479	22 589	16 408	41 674	28 249	16 252	–	24 016	–	41 645	16 243	257 132	12 140	4 846	12 906	29 892	–	287 024	23 505	310 529
Inventory movement	($'000)	Mar-11	(582)	(1 106)	1 579	(1 530)	5 721	(1 244)	(454)	–	354	–	(2 156)	(528)	54	(238)	(770)	1 242	234	–	288	407	695
		Dec-10	120	(90)	(2 354)	1 450	(4 473)	100	(75)	–	485	–	75	1 741	(3 021)	(2 219)	–	702	(1 517)	–	(4 538)	2 479	(2 059)
Operating costs	($'000)	Mar-11	26 085	17 648	22 192	13 647	47 754	24 857	16 293	–	23 216	–	38 861	14 664	245 217	8 896	4 774	15 819	29 489	–	274 706	25 068	299 774
		Dec-10	28 697	21 389	20 235	17 858	37 201	28 349	16 177	–	24 501	–	41 720	17 984	254 111	9 921	4 846	13 608	28 375	–	282 486	25 984	308 470
Operating profit	($'000)	Mar-11	(1 856)	6 629	1 047	4 436	21 040	20 122	1 385	–	8 446	–	33 788	5 556	100 593	2 826	1 791	5 279	9 896	–	110 489	11 910	122 399
		Dec-10	5 008	6 530	193	310	5 840	23 386	6 360	–	14 295	–	30 941	7 472	100 335	2 467	1 268	7 553	11 288	–	111 623	14 423	126 046
Capital expenditure	($'000)	Mar-11	5 342	9 598	4 292	2 109	12 298	5 810	11 700	5 298	10 660	3 153	9 628	2 036	81 924	178	837	1 768	2 783	1 018	85 725	9 731	95 456
		Dec-10	4 275	12 288	8 240	3 151	12 231	7 022	14 919	6 377	11 786	7 643	10 566	2 708	101 206	977	1 504	2 217	4 698	3 031	108 935	12 346	121 281

Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(Convenience translation)

	Quarter ended			Nine months ended		Year ended
	31 March 2011 (Unaudited) US$ million	31 December 2010 (Unaudited) US$ million	31 March[1] 2010 (Unaudited) US$ million	31 March 2011 (Unaudited) US$ million	31 March[1] 2010 (Unaudited) US$ million	30 June 2010 (Audited) US$ million
Continuing operations						
Revenue	422	434	336	1 278	1 085	1 489
Cost of sales	(375)	(364)	(344)	(1 150)	(1 032)	(1 383)
Production costs	(295)	(304)	(251)	(930)	(823)	(1 099)
Royalty expense	(4)	(4)	(1)	(12)	(1)	(4)
Amortisation and depreciation	(62)	(64)	(43)	(184)	(131)	(181)
Impairment of assets	–	–	(26)	–	(40)	(43)
Employment termination and restructuring costs	(4)	(8)	(16)	(22)	(16)	(27)
Other items	(10)	16	(7)	(2)	(21)	(29)
Gross profit/(loss)	**47**	**70**	**(8)**	**128**	**53**	**106**
Corporate, administration and other expenditure	(13)	(14)	(12)	(40)	(34)	(50)
Social investment expenditure	(4)	(3)	(3)	(9)	(7)	(11)
Exploration expenditure	(11)	(11)	(9)	(36)	(20)	(29)
Profit on sale of property, plant and equipment	1	–	–	3	–	14
Other (expenses)/income – net	(1)	1	–	(8)	(13)	(8)
Operating profit/(loss)	**19**	**43**	**(32)**	**38**	**(21)**	**22**
(Loss)/profit from associates	(3)	(3)	1	(7)	8	7
Impairment of investment in associate	(23)	–	–	(23)	–	–
Loss on sale of investment in subsidiary	–	–	(3)	–	(3)	(3)
Net gain on financial instruments	–	11	–	55	–	5
Investment income	9	6	8	16	25	25
Finance cost	(10)	(10)	(8)	(28)	(20)	(32)
(Loss)/profit before taxation	**(8)**	**47**	**(34)**	**51**	**(11)**	**24**
Taxation	42	(4)	(3)	39	(14)	(44)
Normal taxation	(2)	–	(3)	(3)	(8)	(11)
Deferred taxation	44	(4)	–	42	(6)	(33)
Net profit/(loss) from continuing operations	**34**	**43**	**(37)**	**90**	**(25)**	**(20)**
Discontinued operations						
Profit/(loss) from discontinued operations	–	3	(2)	3	(2)	(4)
Net profit/(loss)	**34**	**46**	**(39)**	**93**	**(27)**	**(24)**
Attributable to:						
Owners of the parent	34	46	**(39)**	**93**	**(27)**	(24)
Non-controlling interest	–	–	**–**	**–**	**–**	–
Earnings/(loss) per ordinary share (cents)						
– Earnings/(loss) from continuing operations	8	10	(9)	21	**(6)**	(5)
– Earnings/(loss) from discontinued operations	–	1	–	1	**–**	(1)
Total earnings/(loss) per ordinary share (cents)	**8**	**11**	**(9)**	**22**	**(6)**	**(6)**
Diluted earnings/(loss) per ordinary share (cents)						
– Earnings/(loss) from continuing operations	8	10	(9)	21	**(6)**	(5)
– Earnings/(loss) from discontinued operations	–	1	–	1	**–**	(1)
Total diluted earnings/(loss) per ordinary share (cents)	**8**	**11**	**(9)**	**22**	**(6)**	**(6)**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as a discontinued operation.

The currency conversion average rates for the quarter ended: March 2011: US$1 = R6.99 (December 2010: US$1 = R6.88, March 2010: US$1 = R7.50).

The currency conversion average rates for the nine months ended: March 2011: US$1 = R7.06 (March 2010: US$1 = R7.59).

The income statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

Note on convenience translation

Except where specific statements have been extracted from the 2010 Annual Report, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 32 to 38.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)

(Convenience translation)

	Quarter ended			Nine months ended		Year ended
	31 March 2011 (Unaudited) US$ million	31 December 2010 (Unaudited) US$ million	31 March 2010 (Unaudited) US$ million	31 March 2011 (Unaudited) US$ million	31 March 2010 (Unaudited) US$ million	30 June 2010 (Audited) US$ million
Net profit/(loss) for the period	**34**	**46**	**(39)**	**93**	**(27)**	**(24)**
Other comprehensive income/(loss) for the period, net of income tax	1	(23)	9	(7)	4	25
Foreign exchange translation	3	(19)	9	–	4	25
Fair value movement of available-for-sale investments	(2)	(4)	–	(7)	–	–
Total comprehensive income/(loss) for the period	**35**	**23**	**(30)**	**86**	**(23)**	**1**
Attributable to:						
Owners of the parent	35	23	(30)	86	(23)	1
Non-controlling interest	–	–	–	–	–	–

The currency conversion average rates for the quarter ended: March 2011: US$1 = R6.99 (December 2010: US$1 = R6.88, March 2010: US$1 = R7.50).

The currency conversion average rates for the nine months ended: March 2011: US$1 = R7.06 (March 2010: US$1 = R7.59).

The statement of other comprehensive income for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(Convenience translation)

	At 31 March 2011 (Unaudited) US$ million	At 31 December 2010 (Unaudited) US$ million	At 30 June 2010 (Audited) US$ million	At 31 March 2010 (Unaudited) US$ million
ASSETS				
Non-current assets				
Property, plant and equipment	4 509	4 568	3 874	4 020
Intangible assets	323	332	290	302
Restricted cash	4	4	19	20
Restricted investments	275	282	228	236
Investments in financial assets	35	40	2	2
Investments in associates	–	54	50	53
Inventories	33	35	28	11
Deferred tax asset	341	291	246	259
Trade and other receivables	10	10	10	10
	5 530	5 616	4 747	4 913
Current assets				
Inventories	141	143	129	158
Trade and other receivables	164	145	122	166
Income and mining taxes	18	15	10	6
Cash and cash equivalents	97	127	101	66
	420	430	362	396
Assets of disposal groups classified as held for sale	26	–	32	–
	446	430	394	396
Total assets	**5 976**	**6 046**	**5 141**	**5 309**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	4 175	4 275	4 027	3 842
Other reserves	44	40	(40)	73
Retained earnings/(accumulated loss)	167	136	(159)	92
	4 386	4 451	3 828	4 007
Non-current liabilities				
Deferred tax	830	837	709	714
Provisions for other liabilities and charges	263	265	222	233
Retirement benefit obligation and other provisions	26	27	22	23
Borrowings	219	188	129	107
	1 338	1 317	1 082	1 077
Current liabilities				
Borrowings	50	52	27	30
Income and mining taxes	3	1	1	2
Trade and other payables	199	225	185	193
	252	278	213	225
Liabilities of disposal groups classified as held for sale	–	–	18	–
	252	278	231	225
Total equity and liabilities	**5 976**	**6 046**	**5 141**	**5 309**
Number of ordinary shares in issue	429 807 371	429 506 618	428 654 779	426 191 965
Net asset value per share (cents)	1 023	1 036	893	941

The balance sheet for March 2011 converted at a conversion rate of US$1 = R6.78 (December 2010: US$1 = R6.62, March 2010: US$1: R7.31).

The balance sheet as at 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)

for the nine months ended 31 March 2011 (Convenience translation)

	Share capital US$ million	Other reserves US$ million	Retained earnings US$ million	Total US$ million
Balance – 30 June 2010	4 171	38	102	4 311
Issue of shares	4	–	–	4
Share-based payments	–	13	–	13
Total comprehensive income for the period	–	(7)	97	90
Dividends paid	–	–	(32)	(32)
Balance as at 31 March 2011	**4 175**	**44**	**167**	**4 386**
Balance – 30 June 2009	3 840	46	149	4 035
Issue of shares	2	–	–	2
Share-based payments	–	15	–	15
AVRD share issue reserve*	–	21	–	21
Repurchase of equity interest	–	(13)	–	(13)
Total comprehensive loss for the period	–	4	(28)	(24)
Dividends paid	–	–	(29)	(29)
Balance as at 31 March 2010	**3 842**	**73**	**92**	**4 007**

* This relates to the transaction with Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVRD).

The currency conversion closing rates for the nine months ended: March 2011: US$1 = R6.78 (March 2010: US$1 = R7.31).

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)

(Convenience translation)

	Quarter ended			Nine months ended		Year ended
	31 March 2011 (Unaudited) US$ million	31 December 2010 (Unaudited) US$ million	31 March 2010 (Unaudited) US$ million	31 March 2011 (Unaudited) US$ million	31 March 2010 (Unaudited) US$ million	30 June 2010 (Audited) US$ million
Cash flow from operating activities						
Cash generated by operations	30	65	39	194	93	214
Interest and dividends received	9	6	9	16	25	25
Interest paid	(5)	(5)	(4)	(14)	(7)	(12)
Income and mining taxes refund/(paid)	1	(4)	(1)	(4)	(9)	(17)
Cash generated by operating activities	35	62	43	192	102	210
Cash flow from investing activities						
Decrease in restricted cash	–	13	40	17	2	2
Proceeds on disposal of investment in subsidiary	–	–	3	32	3	3
Proceeds on disposal of available-for-sale financial assets	–	–	–	–	6	7
Other investing activities	2	(1)	(1)	3	–	(2)
Net additions to property, plant and equipment	(98)	(123)	(131)	(323)	(367)	(463)
Cash utilised by investing activities	(96)	(111)	(89)	(271)	(356)	(453)
Cash flow from financing activities						
Borrowings raised	36	76	33	110	123	168
Borrowings repaid	(2)	(16)	(35)	(18)	(37)	(57)
Ordinary shares issued – net of expenses	2	1	1	4	2	3
Dividends paid	–	–	–	(30)	(29)	(29)
Cash generated/(utilised) by financing activities	36	61	(1)	66	59	85
Foreign currency translation adjustments	(5)	4	3	9	8	6
Net (decrease)/increase in cash and cash equivalents	(30)	16	(44)	(4)	(187)	(152)
Cash and cash equivalents – beginning of period	127	111	110	101	253	253
Cash and cash equivalents – end of period	**97**	**127**	**66**	**97**	**66**	**101**

Operating activities translated at average rates for the quarter ended: March 2011: US$1 = R6.99 (December 2010: US$1 = R6.88, March 2010: US$1 = R7.50). Nine months ended: March 2011: US$1 = R7.06 (March 2010: US$1 = R7.59).

Closing balance translated at closing rates of: March 2011: US$1 = R6.78 (December 2010: US$1 = R6.62, March 2010: US$1: R7.31).

The cash flow statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2011 (US$/Imperial) (Unaudited)

(Convenience translation)

	Revenue US$ million	Production cost[1] US$ million	Production profit US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani [2]	95	85	10	160	33	73 593	346
Doornkop	75	59	16	447	31	56 425	534
Evander	68	67	1	138	21	49 898	450
Joel	42	42	–	27	8	32 182	315
Kusasalethu	177	138	39	465	39	129 343	876
Masimong	148	81	67	123	18	111 016	747
Phakisa	56	48	8	629	39	41 474	310
Target [2]	104	74	30	400	49	96 999	620
Tshepong	214	121	93	536	29	160 592	1 120
Virginia	76	63	13	103	9	57 646	519
Surface							
All other surface operations [3]	121	91	30	21	13	93 976	8 673
Total South Africa	**1 176**	**869**	**307**	**3 049**	**289**	**903 144**	**14 510**
International							
Papua New Guinea	102	73	28	562	30	73 690	1 389
Total international	**102**	**73**	**28**	**562**	**30**	**73 690**	**1 389**
Total continuing operations	**1 278**	**942**	**336**	**3 611**	**319**	**976 834**	**15 899**
Discontinued operations							
Mount Magnet	–	–	–	–	–	–	–
Total discontinued operations	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total operations	**1 278**	**942**	**336**	**3 611**	**319**	**976 834**	**15 899**

Notes:

(1)   Production costs includes royalty expense.

(2)   Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

(3)   Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.06.

Mining assets are converted at the currency conversion rate of US$1 = R6.78.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2010 (US$/Imperial) (Unaudited)

(Convenience translation)

	Revenue US$ million	Production cost[1] US$ million	Production profit US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani	100	70	30	129	15	94 459	440
Doornkop	49	39	10	338	31	46 361	442
Evander	97	91	6	124	18	93 173	708
Joel	56	38	18	19	9	52 342	384
Kusasalethu	135	112	23	402	45	130 018	795
Masimong	121	69	52	102	18	116 996	751
Phakisa	33	30	3	545	49	30 704	269
Target	83	63	20	342	35	82 885	638
Tshepong	172	110	62	498	25	161 751	1 295
Virginia	150	144	6	90	19	144 517	1 560
Surface							
All other surface operations [2]	89	58	31	18	7	86 260	7 344
Total South Africa	**1 085**	**824**	**261**	**2 607**	**271**	**1 039 466**	**14 626**
International							
Papua New Guinea [3]	–	–	–	529	62	42 365	–
Total international	**–**	**–**	**–**	**529**	**62**	**42 365**	**–**
Discontinued operations							
Mount Magnet	–	–	–	2	–	–	–
Total discontinued operations	**–**	**–**	**–**	**2**	**–**	**–**	**–**
Total operations	**1 085**	**824**	**261**	**3 138**	**333**	**1 081 831**	**14 626**

Notes:

(1) Production costs include royalty expenses.

(2) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

(3) Production statistics for Hidden Valley, President Steyn and Target 3 are shown for information purposes. The mine is in a build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.59.

Mining assets are converted at the currency conversion rate of US$1 = R7.31.

DEVELOPMENT RESULTS (Metric)

Quarter ended 31 March 2011

	Reef (metres)	Sampled (metres)	Channel Width (cm's)	Channel Value (g/t)	Gold (cmg/t)
Tshepong					
Basal	608	588	10.35	102.36	1 060
B Reef	113	75	98.86	17.42	1 722
All Reefs	**720**	**663**	**20.37**	**55.72**	**1 135**
Phakisa & Nyala					
Basal	249	270	44.74	19.02	851
All Reefs	**249**	**270**	**44.74**	**19.02**	**851**
Total Bambanani					
(incl. Bambanani, Steyn 1 & Steyn 2)					
Basal	75	78	145.46	17.14	2 493
All Reefs	**75**	**78**	**145.46**	**17.14**	**2 493**
Bambanani					
Basal	75	78	145.46	17.14	2 493
All Reefs	**75**	**78**	**145.46**	**17.14**	**2 493**
Doornkop					
Kimberley Reef	63	54	341.80	2.44	835
South Reef	387	398	64.71	15.93	1 031
All Reefs	**450**	**452**	**97.85**	**10.29**	**1 007**
Kusasalethu					
VCR Reef	780	746	71.79	18.02	1 294
All Reefs	**780**	**746**	**71.79**	**18.02**	**1 294**
Total Target					
(incl. Target 1 & Target 3)					
Elsburg	324	178	152.87	14.11	2 157
A Reef	37	37	122.26	12.86	1 572
B Reef	29	18	38.41	22.39	860
All Reefs	**390**	**232**	**139.39**	**14.11**	**1 967**
Target 1					
Elsburg	151	73	195.96	19.76	3 872
All Reefs	**151**	**73**	**195.96**	**19.76**	**3 872**
Target 3					
Elsburg	173	104	122.59	7.76	952
A Reef	37	37	122.26	12.86	1 572
B Reef	29	18	38.41	22.39	860
All Reefs	**239**	**158**	**113.20**	**9.58**	**1 085**
Masimong					
Basal	424	327	61.61	17.41	1 073
B Reef	117	109	80.28	13.66	1 097
All Reefs	**541**	**435**	**66.27**	**16.28**	**1 079**
Evander					
Kimberley	367	362	37.45	53.68	2 010
All Reefs	**367**	**362**	**37.45**	**53.68**	**2 010**
Virginia					
(incl. Unisel & Merriespruit)					
Basal	601.0	482	126.59	8.84	1 119
Leader	320.6	303	159.58	7.82	1 248
A Reef	12.1	11	48.27	17.08	824
Middle	37.8	38	118.79	13.16	1 564
B Reef	25.9	17	68.12	5.27	359
All Reefs	**997**	**850**	**135.81**	**8.58**	**1 166**
Joel					
Beatrix	388	396	149.84	10.80	1 619
All Reefs	**388**	**396**	**149.84**	**10.80**	**1 619**
Total Harmony					
Basal	1 957	1 745	63.44	17.51	1 111
Beatrix	388	396	149.84	10.80	1 619
Leader	321	303	159.58	7.82	1 248
B Reef	285	218	82.36	15.00	1 235
A Reef	49.3	47.5	105.12	13.31	1 399
Middle	37.8	37.5	118.79	13.16	1 564
Elsburg	323.9	177.5	152.87	14.11	2 157
Kimberley	429.9	415.5	77.00	24.12	1 858
South Reef	387	397.5	64.71	15.93	1 031
VCR	780	746	71.79	18.02	1 294
All Reefs	**4 958**	**4 483**	**85.69**	**15.31**	**1 312**

DEVELOPMENT RESULTS (Imperial)

Quarter ended 31 March 2011

	Reef (feet)	Sampled (feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	1 993	1 929	4	3.04	12
B Reef	370	246	39	0.51	20
All Reefs	**2 363**	**2 175**	**8**	**1.63**	**13**
Phakisa & Nyala					
Basal	817	886	18	0.54	10
All Reefs	**817**	**886**	**18**	**0.54**	**10**
Total Bambanani					
(incl. Bambanani, Steyn 1 & Steyn 2)					
Basal	247	257	57	0.50	29
All Reefs	**247**	**257**	**57**	**0.50**	**29**
Bambanani					
Basal	247	257	57	0.50	29
All Reefs	**247**	**257**	**57**	**0.50**	**29**
Doornkop					
Kimberley Reef	206	177	135	0.07	10
South Reef	1 269	1 304	25	0.47	12
All Reefs	**1 475**	**1 481**	**39**	**0.30**	**12**
Kusasalethu					
VCR Reef	2 560	2 448	28	0.53	15
All Reefs	**2 560**	**2 448**	**28**	**0.53**	**15**
Total Target					
(incl. Target 1 & Target 3)					
Elsburg	1 063	582	60	0.41	25
A Reef	122	120	48	0.38	18
B Reef	95	57	15	0.66	10
All Reefs	**1 279**	**760**	**55**	**0.41**	**23**
Target 1					
Elsburg	495	240	77	0.58	44
All Reefs	**495**	**240**	**77**	**0.58**	**44**
Target 3					
Elsburg	567	342	48	0.23	11
A Reef	122	120	48	0.38	18
B Reef	95	57	15	0.66	10
All Reefs	**784**	**519**	**45**	**0.28**	**12**
Masimong					
Basal	1 391	1 071	24	0.51	12
B Reef	385	356	32	0.39	13
All Reefs	**1 776**	**1 428**	**26**	**0.48**	**12**
Evander					
Kimberley	1 204	1 186	15	1.54	23
All Reefs	**1 204**	**1 186**	**15**	**1.54**	**23**
Virginia					
(incl. Unisel & Merriespruit)					
Basal	1 972	1 581	50	0.26	13
Leader	1 052	992	63	0.23	14
A Reef	40	36	19	0.50	9
Middle	124	123	47	0.38	18
B Reef	85	56	27	0.15	4
All Reefs	**3 272**	**2 789**	**53**	**0.25**	**13**
Joel					
Beatrix	1 273	1 299	59	0.32	19
All Reefs	**1 273**	**1 299**	**59**	**0.32**	**19**
Total Harmony					
Basal	6 419	5 724	25.00	0.51	12.75
Beatrix	1 273	1 299	59.00	0.32	18.59
Leader	1 052	992	63.00	0.23	14.33
B Reef	935	716	32.00	0.44	14.19
A Reef	162	156	41.00	0.39	16.06
Middle	124	123	47.00	0.38	17.96
Elsburg	1 063	582	60.00	0.41	24.77
Kimberley	1 410	1 363	30.00	0.71	21.33
South Reef	1 269	1 304	25.00	0.47	11.83
VCR	2 560	2 448	28.00	0.53	14.86
All Reefs	**16 267**	**14 708**	**34.00**	**0.44**	**15**

CONTACT DETAILS

HARMONY GOLD MINING COMPANY LIMITED

Corporate Office

Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego (Executive Director)
F F T De Buck*^ (Lead independent director)
F Abbott*, J A Chissano*[1], Dr C Diarra*[†]^
K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Motloba*^, M Msimang*^, D Noko*^,
C M L Savage*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican
[†] US/Mali Citizen

Investor Relations Team

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

Henrika Basterfield
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za

Company Secretary

iThemba Governance and Statutory Solutions (Pty) Ltd
Annamarie van der Merwe
Telephone: +27 86 111 1010
Fax: +27 86 504 1315
Mobile: +27 83 264 0328
E-mail: avdm@ithemba.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone: 0871 664 0300 (UK)
(calls cost 10p a minute plus network extras, lines are open
8:30 am to 5:30 pm (Monday to Friday)
or   +44 (0) 20 8639 3399 (calls from overseas)
Fax: +44 (0) 20 8639 2220

ADR Depositary

BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY-ADRS
Fax: +1 212 571 3050

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
London Stock Exchange Plc: HRM
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number 1950/038232/06
Incorporated in the Republic of South Africa

ISIN: ZAE 000015228

PRINTED BY INCE (PTY) LTD   W2CF11932

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director